Filed by Orthofix Medical Inc.

(Commission File No. 0-19961)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SeaSpine Holdings Corporation

(Commission File No. 001-36905)

The following infographic was issued by Orthofix Medical Inc. (“Orthofix”) and SeaSpine Holdings

Corporation (“SeaSpine”) on October 11, 2022.

ORTHOFIX | SeaSpine

Stronger Together

Building a Leading Global Spine and Orthopedics Company



Driving Significant, Sustainable Growth & Value Creation

Highly complementary spine & orthopedics portfolios

One of the **industry's broadest** biologics & regenerative technology offerings

Accelerated adoption of differentiated technologies across all channels

Strengthened U.S. & international commercial reach

Meaningful revenue, cost synergies & economies of scale

Strong financial profile with enhanced opportunities for fully funded investment

Double-Digit	Mid-Teens	Accretive	Accretive
revenue growth post-integration period[1]	adj. EBITDA margin[2]	to Orthofix adj. EBITDA by the second full year	to Orthofix adj. ROIC after fully realizing synergies

Complementary & Compelling Strengths

ORTHOFIX

- Next generation differentiated artificial cervical disc
- #1 prescribed bone growth stimulator[3] portfolio in the U.S.
- Market leading cellular allograft[4] and Lyograft tissue form
- Strong limb reconstruction & deformity correction portfolio
- Historically strong cash flow with positive EBITDA

SeaSpine

- Unique 7D Flash Surgical Navigation System
- Rapid product innovation driving market-share taking with 45+ product launches since 2018
- Broadest advanced DBM portfolio backed by growing body of clinical evidence
- Rapidly accelerating commercial channel
- Double-digit revenue growth at >5x market spine growth[5]

Global manufacturing & R&D footprint ~1,600 employees Pro-Forma Revenue(6) Products distributed in 68 countries 15% Bone Growth Therapies 27% $693M Spinal Implants & Enabling Tech. 6 continents 23% Biologics Orthopedics 35% All-Stock Merger of Equals EXCHANGE RATIO 0.4163 Orthofix shares per each SeaSpine share 56.5% Orthofix shareholders 43.5% SeaSpine shareholders TALENTED, PROVEN LEADERSHIP Executive Chair: Jon Serbousek Current President & CEO, Orthofix President & CEO: Keith Valentine Current President & CEO, SeaSpine 9-MEMBER BOARD OF DIRECTORS 5 designated by Orthofix including Lead Independent Director 4 designated by SeaSpine    HEADQUARTERS The combined company will be headquartered in Lewisville, Texas and will retain primary offices in Carlsbad, CA, and in Verona, Italy. Current facilities in Irvine, CA, Toronto, Canada, Sunnyvale, CA, Wayne, PA, Olive Branch, MS, Maidenhead UK, Munich, Germany, Paris, France and Sao Paulo, Brazil will be retained. Forward-Looking Statements This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide Orthofix’s and SeaSpine’s respective management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident,” “on track” and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the proposed merger, including estimated synergies and cost savings resulting from the proposed merger, the expected timing of completion of the proposed merger, estimated costs associated with such transaction and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which Orthofix and SeaSpine operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, and the levels of market demand in the health care segments in which our products are purchased and utilized; (2) challenges in the development, regulatory approval, commercialization, reimbursement, market acceptance, performance and realization of the anticipated benefits of new products of the combined company; (3) the scope, nature, impact or timing of the proposed merger, including among other things the integration of the businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs and expenses; (4) future levels of indebtedness, capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) delays and disruption in delivery of materials and services from suppliers; (7) cost reduction efforts and restructuring costs and savings; (8) new business and investment opportunities; (9) the ability to realize the intended benefits of organizational changes; (10) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (11) the effect of changes in political conditions in the U.S. and other countries in which Orthofix, SeaSpine and the businesses of each operate, including the effect of changes in U.S. healthcare policies, on general market conditions in the near term and beyond; (12) the effect of changes in tax, regulatory and other laws and regulations in the U.S. and other countries in which Orthofix, SeaSpine and the businesses of each operate; (13) negative effects of the announcement or pendency of the proposed merger on the market price of Orthofix and/or SeaSpine’s respective common stock and/or on their respective financial performance; (14) the ability of the parties to receive the required regulatory approvals for the proposed merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approvals of Orthofix’s and SeaSpine’s shareholders and to satisfy the other conditions to the closing of the merger on a timely basis or at all; (15) the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; (16) risks relating to the value of the Orthofix shares to be issued in the proposed merger, significant transaction costs and/or unknown liabilities; (17) the possibility that the anticipated benefits from the proposed merger cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (18) risks associated with transaction-related litigation; (19) the possibility that costs or difficulties related to the integration of Orthofix’s and SeaSpine’s operations will be greater than expected; (20) the ability of the combined company to retain and hire key personnel; (21) the intended qualification of the merger as a tax-free reorganization to Orthofix and SeaSpine shareholders for U.S. federal income tax purposes; and (22) the impact of the proposed merger on the respective businesses of Orthofix and SeaSpine. There can be no assurance that the proposed merger will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of Orthofix and SeaSpine on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”) from time to time. Any forward-looking statement speaks only as of the date on which it is made, and Orthofix and SeaSpine assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Additional Information about the Proposed Transaction and Where to Find It In connection with the proposed transaction, Orthofix intends to file with the SEC a registration statement on Form S-4, which will include a document that serves as a prospectus of Orthofix and a joint proxy statement of Orthofix and SeaSpine (the “joint proxy statement/prospectus”). Each party also plans to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to Orthofix’s shareholders and SeaSpine’s shareholders. Investors and securityholders may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Orthofix and SeaSpine with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Orthofix with the SEC will be available free of charge on Orthofix’s website at http://ir.orthofix.com/ or by contacting Orthofix’s Investor Relations at (214) 937-3190. Copies of the documents filed by SeaSpine with the SEC will be available free of charge on SeaSpine’s website at http://investor.seaspine.com/ or by contacting SeaSpine’s Investor Relations at (415) 937-5402. Orthofix and SeaSpine and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about directors and executive officers of Orthofix is available in the Orthofix proxy statement for its 2022 Annual Meeting, which was filed with the SEC on April 27, 2022. Information about directors and executive officers of SeaSpine is available in the SeaSpine proxy statement for its 2022 Annual Meeting, which was filed with the SEC on April 22, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from Orthofix and SeaSpine as indicated above. This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. 1) Estimated CAGR from 2022 to 2025 2) Excludes stock-based compensation 3) iDATA Bone Growth Stimulator Market / Electrical Stimulation Device Market, U.S. 2018 4) SmartTRAK® - 2021 US Cellular Allografts Market - Revenues/Shares 5) SmartTRAK® - US Instrumented Fusion Market (2020-2026E CAGR) 6) As of the latest twelve months ended September 30, 2022